Exhibit 99.4

CENTERRA GOLD INC.

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities in each of the Provinces and Territories of Canada

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

DATE:	August 26, 2022

The undersigned, Yousef Rehman, the duly appointed Vice President, General Counsel and Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	the Corporation has arranged to have proxy-related materials for the annual general meeting of the holders of common shares of the Corporation to be held on September 22, 2022 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

[Signature page follows]

DATED as of the date first written above.

(signed) “Yousef Rehman”
Yousef Rehman
Vice President, General Counsel & Corporate Secretary